For the semiannual period ended:  5/31/2000
File number:  811-07491


                  SUB-ITEM 77M
                     Mergers


     At a Special Meeting of Shareholders held on December 23, 1999, the shareholders of Prudential Distressed Securities Fund, Inc. (the
Fund) approved an Agreement and Plan of Merger whereby all of the assets of the Fund were merged in to Prudential High Yield Total Return
Fund, Inc., in exchange solely for Class A, Class B, Class C and Class Z shares of
Prudential Distressed Securities Fund, Inc. and the High Yield Total Return Fund's assumption of all of the liabilities, if any, of the Fund followed by the distribution of High Yield Total
Return Fund's shares to shareholders of the Fund in liquidation of the Fund, effective January
14, 2000.














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